Augusta Resource Corporation

Report of Voting Results
(Section 11.3 of National Instrument 51-102)

The following provides matters voted upon and the results of the votes at the Annual and Special Meeting of the shareholders of Augusta Resource Corporation (the “Corporation”) held on June 20, 2013 in Vancouver, British Columbia.

Common Shares represented at the meeting:	117,400,219 or 81.33%

All matters were approved by a majority vote of shareholders present in person or represented by proxy at the meeting as follows:

		Votes For		Votes Against		Votes Withheld

Description of Matter		Number	%	Number	%	Number	%

1.	Ordinary resolution to set the number of directors at seven.	115,940,700	98.89%	1,299,048	1.11%	-	-

2.	Ordinary resolution to elect the following nominees as Directors:
	Timothy Baker	100,953,859	99.88%	-	-	124,438	0.12%
	Gilmour Clausen	100,867,258	99.79%	-	-	211,039	0.21%
	W. Durand (Randy) Eppler	96,130,238	95.10%	-	-	4,948,059	4.90%
	Christopher M.H. Jennings	100,965,959	99.89%	-	-	112,338	0.11%
	Robert P. Pirooz	100,965,109	99.89%	-	-	113,188	0.11%
	Robert P. Wares	100,957,659	99.88%	-	-	120,638	0.12%
	Richard W. Warke	100,289,177	99.22%	-	-	789,120	0.78%

3.	Ordinary resolution to approve the appointment of Ernst & Young LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	117,107,079	99.75%	-	-	293,139	0.25%

4.	Ordinary resolution ratifying, confirming and approving the Corporation’s advance notice policy.	101,043,858	99.97%	34,439	0.03%	-	-

Augusta Resource Corporation

/s/ Purni Parikh
Purni Parikh
Vice President, Corporate Secretary